March 11, 2020

VIA EDGAR

Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Rydex Series Funds (File No. 811-07584)

Dear Mr. Long:

This letter responds to comments provided telephonically on February 10, 2020 regarding the Rydex Series Funds (the “Trust”) Prospectuses dated May 1, 2019 and August 1, 2019 as filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) on April 30, 2019 and July 29, 2019, respectively, and Annual Report (Form N-CSR) filings for the fiscal years ended December 31, 2018 and March 31, 2019, as filed with the Commission on March 8, 2019 and June 7, 2019, respectively. This letter sets forth below each of the Staff’s comments followed by the Trust’s response to each comment. To the extent a response indicates a change in disclosure, such change will be made in the next regularly scheduled filing, unless otherwise noted below.

1.
Comment. The Staff notes that the Funds’ principal risks are listed in alphabetical order in the Prospectuses. Please consider reordering the Funds’ principal risks in order of importance, rather than alphabetically, as advised in the Disclosure Review and Accounting Office’s “Accounting and Disclosure Information (ADI) 2019-08 – Improving Principal Risks Disclosure” issued on September 9, 2019 (the “ADI Guidance”).

Response. We acknowledge the Staff’s comment and will consider revising the order of the Funds’ principal risks as advised in the ADI Guidance.

2.
Comment. The Staff notes that each Sector Fund’s “Principal Investment Strategies” section in the Prospectus includes a discussion of the Fund’s investment in derivative instruments. However, the Funds’ Schedules of Investments in the Funds’ Annual Report indicate that none of Funds invested in derivatives to a significant extent or at all. In light of the minimal exposure, please confirm investments in derivatives are a principal investment strategy of the Sector Funds.

Response. The extent to which the Sector Funds invest in derivatives varies with market conditions. At any given time, it may be more economically efficient for a Sector Fund to obtain investment

Mr. Jeff Long
March 11, 2020

exposure to its sector through the use of derivatives rather than through direct investment in the securities of issuers in that sector. In such cases, the Sector Fund’s investment in derivative instruments may be significant. The Advisor, therefore, confirms it is appropriate to identify investments in derivatives as a principal investment strategy of the Sector Funds.

3.
Comment. The Staff notes that the Statement of Operations for each of the Trust’s Health Care Fund, Inverse Russell 2000® Strategy Fund, Mid-Cap 1.5x Strategy Fund, Russell 2000® Fund, Russell 2000® 1.5x Strategy Fund, S&P 500® Fund, Strengthening Dollar 2x Strategy Fund and Telecommunications Fund lists a line item for “miscellaneous” expenses that constitutes more than 5% of the Fund’s total expenses. For each Fund, please confirm whether any individual expenses included in the line item constitute more than 5% of the Fund’s total expenses. If so, please disclose those expenses separately, per Section 6-07(2)(b) of Regulation S-X.

Response. The “Miscellaneous” line item in each Fund’s Statement of Operations represents several different expense items. For each Fund, each individual expense item constitutes less than 5% of the Fund’s total expenses. We acknowledge the Staff’s comment and will continue to ensure any individual expenses constituting more than 5% of a Fund’s total expenses are disclosed separately per Section 6-07(2)(b).

4.
Comment. The Staff notes that the Form N-CSR filing for those Funds with a fiscal year ended March 31, 2019, as filed with the Commission on June 7, 2019, indicated a copy of the Code of Ethics applicable to the Trust’s principal officers, as required by Item 2 of Form N-CSR, was filed as an exhibit to the filing, but it does not appear to have been filed as such. Please file an amended N-CSR filing for the purpose of filing such Code of Ethics as an exhibit.

Response. The Trust will file an amended N-CSR filing that includes the applicable Code of Ethics as an exhibit as requested.
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If you would like to discuss any of these responses in further detail or have any questions, please feel free to contact me at (785) 221-4644. Thank you.
Sincerely,

/s/ Amy J. Lee
Amy J. Lee

CC:    Laura E. Flores, Morgan, Lewis & Bockius LLP